SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(b)

(Amendment No. 1)*

Imperial Holly Corporation
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

452835101
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 1998
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          Elliott Associates, L.P., a Delaware Limited
          Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [x]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER

          227,809

6.   SHARED VOTING POWER

          0

7.   SOLE DISPOSITIVE POWER

          227,809

8.   SHARED DISPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          227,809

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          .71%

12.  TYPE OF REPORTING PERSON*

          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Westgate International, L.P., a Cayman Islands
          Limited Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [x]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          860,669

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          860,669

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          860,669

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          2.68%

12.  TYPE OF REPORTING PERSON*

          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Martley International, Inc., a Delaware
          corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [x]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          860,669

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          860,669

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          860,669

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          2.68%

12.  TYPE OF REPORTING PERSON*

          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
     This statement is filed pursuant
 to Rule 13d-2(b) with respect to the shares of common stock, without par value (the "Common Stock") of Imperial Holly Corporation (the "Issuer")
beneficially owned by the Reporting Persons specified herein as of February 10, 1999 and amends and supplements the
Schedule 13G dated October 29, 1998 (the "Schedule 13G").
Except as set forth herein, the Schedule 13G is unmodified.

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Elliott beneficially owns 227,809 shares of Common
          Stock. Westgate and Martley together beneficially own 860,669 shares of Common Stock.

     (b)  Percent of class:

          Elliott's beneficial ownership of 227,809 shares of Common Stock constitutes .71% of all of the outstanding shares of Common Stock. Westgate and Martley aggregate beneficial ownership of 860,669 constitutes 2.68% of all of the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote

                    Elliott has sole power to vote or
          direct the vote of 227,809 shares of Common Stock.

          (ii)  Shared power to vote or to direct the vote

             Westgate and Martley together have shared power to vote or direct the vote of 860,669 shares of Common Stock.

          (iii)  Sole power to dispose or to direct the
          disposition of

                    Elliott has sole power to dispose or
          direct the disposition of 227,809 shares of Common
          Stock.

          (iv) Shared power to dispose or to direct the disposition of

                    Westgate and Martley together have
          shared power to dispose or direct the disposition of 860,669 shares of Common Stock.

     Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 1999 ELLIOTT ASSOCIATES, L.P.


                         By: /s/ Paul E. Singer
                              Paul E. Singer
                              General Partner


                         WESTGATE INTERNATIONAL, L.P.

                         By:  Martley International,
                                    Inc.,
                              as Investment Manager


                         By: /s/ Paul E. Singer
                              Paul E. Singer
                              President


                         MARTLEY INTERNATIONAL, INC.


                         By: /s/ Paul E. Singer
                              Paul E. Singer
                              President